Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACTS:

Doni Fordyce

L-1 Identity Solutions

203-504-1109

dfordyce@L1ID.com

Steve Lipin

Brunswick Group

212-333-3810

L-1 Identity Solutions Reports Strong First Quarter 2009 Results

Revenue and EBITDA Increased 30 Percent and 53 Percent, Respectively

STAMFORD, CT. — May 6, 2009 — L-1 Identity Solutions, Inc. (NYSE: ID), a leading supplier of identity solutions and services, today announced financial results for the first quarter ended March 31, 2009. Revenue and EBITDA increased 30 percent and 53 percent, respectively, in the first quarter of 2009.

Revenue increased to $150.2 million in Q1 2009, compared to $116.0 million in the first quarter of 2008, an increase of $34.2 million or 30 percent. Organic growth was 8 percent in Q1 2009, driven by strong year-over-year growth of 27 percent in Biometrics and 34 percent in Enrollment Services, offset by lower consumable sales in Secure Credentialing. The existing Secure Credentialing program base and its robust bookings in the first quarter are expected to yield strong organic growth for the division in the second half of the year.

Gross margin in the first quarter of 2009 increased to 29 percent compared to 27 percent for the first quarter of 2008. The increase was attributed primarily to a change in the mix of business.

Adjusted EBITDA for Q1 2009 increased 53 percent to $19.3 million compared to $12.6 million for the same period in the prior year. The increase was driven by the aforementioned revenue growth and an increase in software and higher margin solutions in the Biometric and Secure Credentialing divisions. First quarter 2009 operating expenses as a percentage of revenue remained at 26 percent, the same as the comparable period in 2008. L-1 expects operating expenses as a percentage of sales to decrease over the course of the year.

“We delivered strong results across all of our divisions and we are off to a good start for the year, coming in at the top end of our revenue and EBITDA expectations for the quarter,” said Robert V. LaPenta, Chairman, President and CEO of L-1 Identity Solutions. “The Biometrics division experienced strong bookings and is well positioned for key programs which should enable the division to increase its performance throughout the year. The Enrollment Services division is expected to have nearly 1,000 enrollment centers operational by year-end based on existing awards alone, and we believe that the number of centers and associated volume rates will continue to grow as new states and new agencies within existing states come online. Finally, execution of programs already in backlog for the Secure Credentialing division will further support our sequential growth expectations throughout the year.”

Bookings for the first quarter were in excess of $200.0 million. Backlog was over $ 1.1 billion at the end of Q1 2009, compared to backlog of $750.0 million at the end of the first quarter ended March 31, 2008. L-1 ended Q1 2009 with approximately $433.5 million in net debt.

L-1 reported a Q1 2009 net loss of $3.8 million, or ($0.04) per basic and diluted share compared to a net loss of $2.6 million, or ($0.04) per basic and diluted share in the first quarter of 2008, including stock based compensation and the effect of accounting changes in both periods (see footnote ‘Adoption of New Accounting Standards’). This is based on weighted average basic and diluted shares outstanding of 84.5 million in the first quarter of 2009 compared to 72.2 million in the prior year period. Excluding stock based compensation, basic and diluted EPS was ($0.01) for the first quarter of 2009 and 2008, respectively.

First Quarter Business and Operational Highlights

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The Biometrics division performed well for the quarter. Development of HIIDE™ 5.0 is progressing well and scheduled for completion in the third quarter. A new lower-cost multi-modal mobile device is under development and scheduled for completion in the second half of 2009. The new device will complement the HIIDE and expand L-1’s addressable market. The division received a new task order for $8.3 million in HIIDE, representing the first installment of an expanded customer agreement, and a new $2.5 million contract with Texas Department of Public Safety to upgrade its live scan systems to incorporate full hand scanners. The division also is well-positioned on several software solutions and national ID opportunities.

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The Secure Credentialing division secured approximately $100 million in extensions and new business in the quarter, including $6.5 million in REAL ID related funding. States are increasingly upgrading front-office processes to improve customer service and implementing new solutions to help combat fraud, such as the addition of document authentication and facial recognition, as well as additional card security features. Cards manufactured with these upgraded systems are better equipped to meet various federal credentialing security standards, such as those required for Enhanced Driver’s Licenses (EDLs) and mandated by REAL ID.

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The Enrollment Services division continued to expand its state-wide network, signing a new contract with Indiana to open 60 new enrollment centers. The division nearly tripled its applicant volume and number of new enrollment centers for state services in the last three years. On the federal level, the division continued to perform well on the Transportation Security Authority (TSA) HAZPRINT program and L-1’s role in the TWIC program is expanding. In all, L-1 printed in excess of 425,000 applicants at more than 700 centers across the U.S. and Canada in Q1 2009, 24 percent more applicants than were processed in the same period the year prior. The division expects to have nearly 1,000 enrollment centers operating by year-end and will process in excess of 2 million people in 2009.

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The recently-awarded New York State enrollment services contract is proceeding on schedule. L-1 began processing for applicants under the New York Department of State in April, with additional agencies scheduled to go live by year-end including the Department of Health, the Office of Children and Family Services (OCFS) and the Department of Motor Vehicles.

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The Enterprise Access Solutions division launched a new next generation technology platform that transforms the access control device into a smart security appliance. The new platform is available today for the V-Station and V-Flex devices, with other products to be released on the platform throughout 2009, including a ruggedized outdoor reader.

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Good performance was delivered by Government Consulting Services with SpecTal Intelligence Services expected to grow approximately 20 percent for the year based on existing programs. A rising number of cross-selling opportunities are expected to continue to emerge between the services and solutions businesses of L-1.

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The outlook of opportunities within the National Cyber Initiative continued to evolve, with particular relevance for Advanced Concepts Information Technology Solutions in helping improve federal computer network operations capabilities to protect against cyber threats.

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International demand for identity management solutions continues, dominated by secure credentialing and biometric-related opportunities in Latin America and Asia Pacific. L-1 also is working to expand its international marketing efforts through a series of important strategic partnerships.

Forward Looking Financial Expectations

L-1 expects revenue for the second quarter ending June 30, 2009 of between $165.0 million - $170.0 million, Adjusted EBITDA of $23.0 million - $25.0 million, and EPS in the range of ($0.02) - $0.00. Earnings per diluted share, exclusive of stock based compensation, is expected to be in the range of $0.02 - $0.04 for the second quarter. Unlevered free cash flow is expected to be between $13.0 million - $15.0 million.

L-1 continues to expect revenue for the full-year ending December 31, 2009 of $725.0 - $750.0 million, organic growth of 15-20 percent, Adjusted EBITDA of $100.0 million - $110.0 million, unlevered free cash flow of between $75.0 million - $85.0 million, and EPS of $0.08 - $0.15. Earnings per diluted share, exclusive of stock based compensation, is expected to be in the range of $0.20 - $0.27.

Conference Call Information

The Company will host a conference call with the investment community to discuss its operating results and outlook beginning at 4:00 p.m. (ET) today. The conference call will be available live over the Internet at the investor relations section of the L-1 website at http://ir.l1id.com/. To listen to the conference call, please dial (888) 562-3356using the passcode 93522933. For callers outside the U.S., please dial (973) 582-2700 with the passcode 93522933. A recording of the conference call will be available starting two hours after the completion of the call. To access the replay, please dial (800) 642-1687 and use passcode 93522933. To access the replay from outside the U.S., dial (706) 645-9291 and use passcode 93522933.

About L-1 Identity Solutions

L-1 Identity Solutions, Inc. (NYSE: ID) protects and secures personal identities and assets. Its divisions include Biometrics, Secure Credentialing and Enterprise Access solutions, as well as Enrollment and Government Consulting services. With the trust and confidence in individual identities provided by L-1, international governments, federal and state agencies, law enforcement and commercial businesses can better guard the public against global terrorism, crime and identity theft fostered by fraudulent identity. L-1 Identity Solutions has more than 2,200 employees worldwide and is headquartered in Stamford, CT. For more information, visit www.L1ID.com.

Footnotes and Defined Terms

Forward Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this press release and those made from time to time by L-1 Identity Solutions through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's current views based on management's beliefs and assumptions and information currently available. Forward-looking statements concerning future plans or results are necessarily only estimates, and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, among other things, availability of government funding for L-1's products and solutions, the unpredictable nature of working with federal, state and local government customers, and global financial economic and political conditions. Additional risks and uncertainties are described in the Securities and Exchange Commission filings of L-1 Identity Solutions, including its Form 10-K for the year ended December 31, 2008. L-1 Identity Solutions expressly disclaims any intention or obligation to update any forward-looking statements.

Adoption of New Accounting Standards

As previously disclosed in the company’s Annual Report on Form 10K, the Company adopted Statement of Financial Accounting Standards Board (FASB) Staff Position ( FSP) No. APB 14-1 effective January 1, 2009. As required by that standard, its provisions were applied retroactively to all prior periods which resulted in an increase of the previously reported net loss for the quarter ended March 31, 2008 from $1.9 million ($0.03) per share to a loss of $2.6 million ($0.04) per share.

Organic Growth

Organic growth represents the increase in revenues in the current period, expressed as a percentage. It excludes businesses acquired in 2008 but includes businesses acquired in 2007 for the full years of 2007 and 2008.

Adjusted EBITDA

L-1 Identity Solutions uses Adjusted EBITDA as a non-GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income (loss) interest, income taxes, impairments of long-lived assets and goodwill, depreciation, amortization, stock-based compensation expense, including retirement plan contributions settled in common stock, and acquisition related costs. Adjusted EBITDA is provided to investors to supplement the results of operations reported in accordance with GAAP. Management believes Adjusted EBITDA is useful to help investors analyze the operating trends of the business before and after the adoption of SFAS 123 (R) and to assess the relative underlying performance of businesses with different capital and tax structures. Management believes that Adjusted EBITDA provides an additional tool for investors to use in comparing L-1 Identity Solutions financial results with other companies in the industry, many of which also use Adjusted EBITDA in their communications to investors. By excluding non-cash charges such as impairments of long-lived assets and goodwill, amortization, depreciation and stock-based compensation, as well as non-operating charges for interest, income taxes and acquisition related costs, investors can evaluate the Company's operations and can compare its results on a more consistent basis to the results of other companies in the industry. Management also uses Adjusted EBITDA to evaluate potential acquisitions, establish internal budgets and goals, and evaluate performance of its business units and management.

L-1 Identity Solutions considers Adjusted EBITDA to be an important indicator of the Company's operational strength and performance of its business and a useful measure of the Company's historical and prospective operating trends. However, there are significant limitations to the use of Adjusted EBITDA since it excludes interest income and expense, impairments of long lived assets and goodwill, stock compensation expense, including retirement plan contribution settled with common stock, income taxes and acquisition related costs, all of which impact the Company's profitability, as well as depreciation and amortization related to the use of long term assets which benefit multiple periods. L-1 Identity Solutions believes that these limitations are compensated by providing Adjusted EBITDA only with GAAP net income (loss) and clearly identifying the difference between the two measures. Consequently, Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) presented in accordance with GAAP. Adjusted EBITDA as defined by the Company may not be comparable with similarly named measures provided by other entities. A reconciliation of Adjusted EBITDA to GAAP net income or loss is included in the enclosed schedule.

Net Debt

Net debt represents L-1’s total debt less cash and cash equivalents.

Unlevered Free Cash Flow

Unlevered free cash flow represents cash flow from operating activities, plus cash interest expenses and cash income taxes, less capital expenditures. L-1 believes unlevered free cash flow is a useful measure for assessing the company's liquidity, its ability to meet debt service requirements and making acquisitions. Unlevered free cash flow is not necessarily comparable to similar measures used by other entities and is not a substitute for GAAP measures of liquidity such as cash flows from operating activities.

Backlog

L-1's backlog represents sales value of firm orders for products and services not yet delivered and for long term executed contractual arrangements (contracts, subcontracts, and customer commitments), the estimated future sales value of estimated product shipments, transactions processed and services to be provided over the term of the contractual arrangements, including renewal options expected to be exercised. L-1 may not realize the full amount of revenues reflected in backlog because L-1 is subject to the risks that clients may modify or terminate projects and contracts and may decide not to exercise contract options or the estimate of quantities may not materialize.

ID-F

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L1 Identity Solutions
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,

	2009	2008

Revenues	$150,189	$115,996
Cost of revenues:
Cost of revenues	104,243	78,741
Amortization of acquired intangible assets	2,356	5,901
Total cost of revenues	106,599	84,642
Gross profit	43,590	31,354
Operating expenses:
Sales and marketing	9,891	7,485
Research and development	5,901	5,333
General and administrative	23,167	16,807
Amortization of acquired intangible assets	305	826
Total operating expenses	39,264	30,451
Operating income	4,326	903
Interest income	45	71
Interest expense:
Contractual interest	(7,397)	(2,885)
Amortization of deferred financing costs, debt discount and other	(3,253)	(1,548)
Other (expense) income, net	72	(1,008)
Loss before income taxes	(6,207)	(4,467)
Benefit (provision) for income taxes	2,421	1,883
Net loss	$(3,786)	$(2,584)
Net loss per share:
Basic	$(0.04)	$(0.04)
Diluted	$(0.04)	$(0.04)
Weighted average shares outstanding:
Basic	84,522	72,171
Diluted	84,522	72,171

Note

The retroactive application of FSP No. APB 14-1 resulted in an increase in interest expense, net loss, and net loss per share of

$1.1 million, $0.7 million and $0.01, respectively for the first quarter of 2008.

L1 Identity Solutions
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)
	March 31,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$16,944	$20,449
Accounts receivable, net	107,810	105,606
Inventory	32,920	34,509
Deferred tax asset	10,980	11,101
Other current assets	10,096	9,628
Total current assets	178,750	181,293
Property and equipment, net	86,233	81,268
Goodwill	890,598	890,977
Intangible assets, net	106,434	108,282
Deferred tax asset	25,991	23,609
Other assets, net	23,609	24,392
Total assets	$1,311,615	$1,309,821
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$113,298	$118,109
Current portion of deferred revenue	17,846	16,998
Current maturities of long-term debt	27,181	19,256
Other current liabilities	4,206	2,559
Total current liabilities	162,531	156,922
Deferred revenue, net of current portion	11,395	13,323
Long-term debt	423,266	429,235
Other long-term liabilities	1,462	1,861
Total liabilities	598,654	601,341
Shareholders' equity:
Total shareholders' equity	712,961	708,480
Total liabilities and shareholders' equity	$1,311,615	$1,309,821

Note

The retroactive application of FSP No. APB 14-1 resulted in a reduction of long term debt of $19.2 million, a reduction of deferred tax assets of $7.3 million, a reduction of other assets of $0.7 million, and an increase in shareholders’ equity of $11.2 million at

December 31, 2008.

L-1 Identity Solutions
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In thousands)
(Unaudited)

Historical Periods	Quarter Ended March 31,
	2009	2008

Net Loss	$(3,786)	$(2,584)

Interest expense, net	10,605	4,363
Depreciation and amortization	9,224	9,672
Stock-based compensation expense	5,300	3,061
Provision (benefit) for income taxes	(2,421)	(1,883)

Adjusted EBITDA	$18,922	$12,629

Acquisition related costs	334	-

Adjusted EBITDA excluding acquisition related costs	$19,256	$12,629

Prospective Periods	Quarter Ending	Year Ending
	June 30, 2009	Dec. 31, 2009

Net Income (Loss)	$(1,000)-0	$7,000-13,000

Interest expense, depreciation & amortization and stock-based compensation	25,000	89,000
Provision (benefit) for income taxes	(1,000)-0	4,000-8,000

Adjusted EBITDA	$23,000-25,000	$100,000-110,000

L-1 Identity Solutions
Unlevered Free Cash Flow
(In thousands)
(Unaudited)

	Quarter Ending	Year Ending
	June 30, 2009	Dec. 31, 2009
Cash flow from operating activities	$12,000-14,000	$75,000-85,000
Interest paid, net	10,000	28,000
Taxes and other	1,000	4,000
Capital expenditures	(10,000)	(32,000)

Unlevered free cash flow	$13,000-15,000	$75,000-85,000